File No. ______________


                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                   FORM U-3A-2

   Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the
                                Provisions of the
                   Public Utility Holding Company Act of 1935

                      To Be Filed Annually Prior to March 1

                                THE STANLEY WORKS



hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:


         1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator
(EWG) or foreign utility company in which claimant directly or indirectly holds an interest.


The Stanley Works ("Stanley" or the "Company") is a Connecticut corporation with its principal place of business at 1000 Stanley Drive, New Britain, Connecticut 06053. A list of its subsidiary companies is attached hereto and identified as Attachment 1. A description of the nature of Stanley's businesses and that of its subsidiaries, except for The Farmington River Power Company ("FRPC"), is attached hereto and identified as Attachment 2. The business of FRPC involves the generation, sale and distribution of electricity within the State of Connecticut.


         2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmissions lines, producing fields, gas



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manufacturing  plants, and electric and gas distribution  facilities,  including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.


Stanley owns no properties used for the purposes listed above either within or without the State of Connecticut.


FRPC owns and operates the Rainbow Dam Hydroelectric Facility located on the Farmington River in Windsor, Connecticut. The hydroelectric facility consists of the Rainbow Dam, a power house with an 8 megawatt generating capacity, switching and transformer equipment, flow and flood rights and various storage and outbuildings all located in Windsor, Connecticut. In addition FRPC owns transmission line rights of way, running for approximately 22 miles within the State of Connecticut from the Rainbow Dam facility to New Britain, Connecticut. FRPC also owns a substation and various distribution lines all located within New Britain, Connecticut.

FRPC does not own any property located outside the State of Connecticut and does not own any property located on or in proximity to the borders of the State of Connecticut.


        3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:


      (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.


Stanley - None.

FRPC sold 33,336,000 kwh. of electric energy during 2000.


      (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.


Stanley - None.

FRPC - None.


      (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.




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Stanley - None.

FRPC - None.


      (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.


Stanley - None.

FRPC - None.

         4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

         (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

             Not Applicable

         (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

         Not Applicable

         (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

             Not Applicable

         (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

             Not Applicable

         (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

             Not Applicable






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The  above-named  claimant has caused this  statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 2001.

                                      The Stanley Works



                                  By: /s/ David S. Winakor
                                      ------------------------
                                      David S. Winakor
                                      Corporate Counsel
                                      and Assistant Secretary


CORPORATE SEAL

Attest:



 /s/ Bruce H. Beatt
----------------------
Bruce H. Beatt
Vice President, General
Counsel and Secretary

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed.


        David S. Winakor     Corporate Counsel & Assistant Secretary
--------------------------------------------------------------------------------
                   (Name)                         (Title)


                1000 Stanley Drive, New Britain, CT 06053
--------------------------------------------------------------------------------
                                    (Address)




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                                    EXHIBIT A



                       The Stanley Works and Subsidiaries
                     Consolidating Statements of Operations
                   For the fiscal year ended December 30, 2000
                        (Unaudited, Thousands of Dollars)



                               Farmington                       Consolidated
                              River Power       All Other         Stanley
                               Company         Subsidiaries         Works
                              ----------       ------------     ------------
Net Sales                      $     -          $2,748,900      $2,748,900

Costs and Expenses
  Cost of sales                    (69)          1,751,669       1,751,600
  Selling, general and
    administrative                   -             656,500         656,500
  Interest,net                       -              27,100          27,100
  Other,net                          -              20,000          20,000
  Restructuring                      -                   -              -
                                ----------       ------------   ------------
                                   (69)          2,455,269       2,455,200
                                ----------       ------------   ------------

Earnings Before Income Taxes        69             293,631         293,700
  Income Taxes                      24              99,276          99,300
                                ----------       ------------   ------------

Net Earnings                   $    45          $  194,355      $  194,400
                                ==========      ============    ===========


                       The Stanley Works and Subsidiaries
                          Consolidating Balance Sheets
                   For the fiscal year ended December 30, 2000
                        (Unaudited, Thousands of Dollars)

                                  Farmington                                  Consolidated
                                  River Power    All Other                      Stanley
                                   Company      Subsidiaries   Eliminations      Works
                                  -----------    ------------  ------------   ------------
ASSETS
Current Assets
  Cash and cash equivalents       $      -     $    93,600      $      -       $   93,600
  Accounts and notes receivable          -         531,900             -          531,900
  Inventories                            -         398,100             -          398,100
  Deferred taxes                         -          29,500             -           29,500
  Other current assets                  (5)         41,105             -           41,100
                                  -----------    ------------   ------------   ------------
Total Current Assets                    (5)      1,094,205                       1,094,200
                                  -----------    ------------   ------------   ------------

Property, Plant and Equipment        1,974         501,726             -           503,700
Goodwill and Other Intangibles           -         175,900             -           175,900
Other Assets                             -         114,223        (3,223)          111,000
                                  -----------    ------------   ------------   ------------
Total Assets                       $ 1,969     $ 1,886,054    $   (3,223)      $ 1,884,800
                                  ===========    ============   ============   ============


LIABILITIES AND SHAREHOLDER' EQUITY
 Current Liabilities
  Short-term borrowings                $  -       $   207,600       $   -         $  207,600
  Current maturities of long-term debt    -             6,100           -              6,100
  Accounts payable                        1           239,799           -            239,800
  Accrued expenses                       89           253,711           -            253,800
                                       -----------   ------------ ------------   ------------
  Total Current Liabilities              90           707,210           -            707,300
                                       -----------  ------------  ------------   -----------
  Long-Term Debt                          -           248,700           -            248,700
  Restructuring Reserves                  -             1,300           -              1,300
  Other Liabilities                       3           190,997           -            191,000
                                       -----------  ------------  ------------   -----------
 Total Liabilities                       93         1,148,207           -          1,148,300
                                       -----------  ------------  ------------   -----------
  Shareholders' Equity
  Preferred Stock                         -               -                               -
  Common Stock                          150           230,900         (150)          230,900
  Retained earnings                     871         1,038,729                      1,039,600
  Accumulated other
    comprehensive income                  -          (124,500)                      (124,500)
  ESOP Debt                               -          (194,800)                      (194,800)
  Affiliate Investment                  855             2,218        (3,073)           -
                                     ----------   -------------  ------------   ------------
                                      1,876           952,547        (3,223)         951,200
Less: cost of common stock
 in treasury                             -          (214,700)                       (214,700)
                                     ----------   -------------    ------------ ------------
Total Shareholders' Equity            1,876           737,847        (3,223)        736,500
                                     ----------   -------------    ------------ ------------
Total Liabilities and
 Shareholders'                       $1,969        $1,886,054       $(3,223)     $1,884,800
    Equity                          ============   ============     ============ ===========


                                    EXHIBIT B


                                 Not Applicable

                                    EXHIBIT C


                                 Not Applicable

                        ATTACHMENT 1
                        ------------

(All subsidiaries are included in the Consolidated Financial
Statements of The Stanley Works)

                                                               Jurisdiction of
                                                                Incorporation/
Corporate Name                                                   Organization
----------------------------------------------------------------------------
The Stanley Works                                                Connecticut

         The Farmington River Power Company                      Connecticut

         Stanley Foreign Sales Corporation                       Virgin Islands

         Jensen Tools, Inc.                                      Delaware

         Stanley-Bostitch Holding Corporation                    Delaware

         Stanley Logistics, Inc.                                 Delaware

         Stanley Fastening Systems, L.P.                         Delaware

         Stanley Receivables Corporation                         Delaware

         Stanley Funding Corporation                             Delaware

         Stanley Manufacturing Company, L.L.C.                   Delaware

         The Stanley Works C.V.                                  Netherlands

         Stanley Canada Inc.                                    Ontario, Canada

         Stanley Tools (N.Z.) Ltd.                               New Zealand

         Ferramentas Stanley Ltda.                               Brazil

         Herramientas Stanley S.A. de C.V.                       Mexico

         Stanley-Bostitch, S.A. de C.V.                          Mexico

         Stanley Atlantic, Inc.                                  Delaware

                  Stanley Israel Investments, Inc.               Delaware

                                                              Jurisdiction of
                                                               Incorporation/
Corporate Name                                                  Organization
----------------------------------------------------------------------------

                       Stanley Israel Investments B.V.           Netherlands

                         T.S.W. Israel Investments Ltd.           Israel

                             ZAG Industries Ltd. (90%)            Israel

                  Stanley International Holdings, Inc.           Delaware

                           Stanley Pacific Inc.                  Delaware

                  Stanley Svenska A.B.                           Sweden

                  Stanley Works (Europe) A.G.                    Switzerland

                           Stanley European Holdings, B.V.       Netherlands

                                    Bostitch G.m.b.H.            Germany

                                          Friess G.m.b.H.        Germany

                                          Stanley Germany
                                           Sales G.m.b.H.        Germany

                                    Stanley European
                                     Holdings, L.L.C.            Delaware

                                          Stanley Europe B.V.B.A. Belgium

                                    S.A. Stanley Works
                                     Belgium B.V.B.A.             Belgium

                                  Stanley Works
                                     (Nederland) B.V.             Netherlands

                                    Stanley Doors France, S.A.S.   France

                                       Stanley Tools France, S.A.S.  France

                                       Stanley France, S.A.S.      France

                                                               Jurisdiction of
                                                               Incorporation/
Corporate Name                                                  Organization
----------------------------------------------------------------------------


                                        Societe De Fabrications
                                         Bostitch S.A.S. (Simax)    France

                                        Stanley France Services,
                                         S.A.S.                     France

                                    Stanley Iberia S.L.             Spain

                                    Stanley Nordic ApS              Denmark

                                    Suomen Stanley OY               Finland

                                    Stanley Italia S.r.l.           Italy

                                            FIPADUE S.r.l.          Italy

                                            Stanley Tools S.r.l.    Italy

                           Stanley U.K. Holding Limited             U.K.

                                    Stanley U.K. Sales Ltd.         U.K.

                                    The Stanley Works Ltd.          U.K.

                                    Stanley U.K. Ltd.               U.K.

                                    Stanley U.K. Services Ltd.      U.K.

         The Stanley Works Pty. Ltd.                                Australia

         Stanley Works Asia Pacific Pte. Ltd.                       Singapore

         The Stanley Works Sales (Philippines), Inc.                Philippines

         The Stanley Works (Bermuda) Ltd.                           Bermuda

                                                               Jurisdiction of
                                                               Incorporation/
Corporate Name                                                  Organization
----------------------------------------------------------------------------

         The Stanley Works Japan K.K.                             Japan

         Stanley Works (Thailand) Ltd.                            Thailand

         TONA a.s. (LTD) (87.7%)                                  Czech Republic

         Stanley Works Malaysia Sdn. Bhd.                         Malaysia

         Stanley Fastening Systems Poland Sp.zo.o.                Poland

         Stanley Tools Poland Ltd. Sp.zo.o.                       Poland

         Stanley de Chihuahua, S. de R.L. de C.V.                 Mexico

         Stanley Works China Investments Ltd. (80%)               Virgin Islands

                Stanley (Zhongshan) Hardware
                   Co. Ltd. (65%)                                 China

         Stanley Chiro International Ltd.                         Taiwan

         Beijing Daxing Stanley-Bostitch Metal
          Industries Company Limited (98%)                        China

         Stanley (Tianjin) International
          Trading Company, Ltd.                                   China

                                  ATTACHMENT 2
                                  ------------

Narrative Description of the Business. The Company was founded in 1843 by Frederick T. Stanley and incorporated in 1852. Stanley is a worldwide supplier of tools and door and related hardware products for professional, industrial and consumer use. Stanley(R) is a brand recognized around the world for quality and value.

         In 2000, Stanley had net sales of $2.749 billion and employed approximately 16,100 people worldwide. The Company's principal executive office is located at 1000 Stanley Drive, New Britain, Connecticut 06053 and its telephone number is (860) 225-5111.

         In 2000, the Company completed the restructuring initiatives announced in 1997. The 1997 plan called for spending $340 million, consisting of $240 million of restructuring charges recorded in 1997 and $100 million of restructuring related transition costs incurred during 1997- 1999. As a result of these initiatives, as of December 30, 2000 the Company has closed 54 facilities and reduced employment by approximately 6,500 people.

         The Company's operations are classified into two industry segments:

         Tools. The Tools segment manufactures and markets carpenters, mechanics, pneumatic and hydraulic tools as well as tool sets. These products are distributed directly to retailers (including home centers, mass merchants and retail lumber yards) and end users as well as through third party distributors. Carpenters tools include hand tools such as measuring instruments, planes, hammers, knives and blades, screwdrivers, saws, garden tools, chisels, boring tools, masonry, tile and drywall tools, as well as electronic stud sensors, levels, alignment tools and elevation measuring systems. The company markets its carpenters tools under the Stanley(R), FatMax(TM), MaxGrip(TM), Powerlock(R), IntelliTools(R), Contractor Grade(TM), Dynagrip(R), AccuScape(TM) and Goldblatt(R) brands.

         Mechanics tools include consumer, industrial and professional mechanics hand tools, including wrenches, sockets, electronic diagnostic tools, tool boxes and high- density industrial storage and retrieval systems. Mechanics tools are marketed under the Stanley(R), Proto(R), Mac Tools(R), Husky(R), Jensen(R), Vidmar(R), ZAG(R) and Blackhawk(TM) brands.

         Pneumatic tools include BOSTITCH(R) fastening tools and fasteners (nails and staples) used for construction, remodeling, furniture making, pallet manufacturing and consumer use and pneumatic air tools marketed under the Stanley(R) brand (these are high performance, precision assembly tools, controllers and systems for tightening threaded fasteners used chiefly by vehicle manufacturers).

         Hydraulic tools include Stanley(R) hand-held hydraulic tools used by contractors, utilities, railroads and public works as well as LaBounty(R) mounted demolition hammers and compactors designed to work on skid steer loaders, mini- excavators, backhoes and large excavators.

         Doors. The Doors segment manufactures and markets commercial and residential doors, both automatic and manual, as well as closet doors and systems, home decor and door and consumer hardware. Products in the Doors segment include residential insulated steel, reinforced fiberglass and wood entrance door systems, vinyl patio doors, mirrored closet doors and closet organizing systems, automatic doors as well as related door hardware products ranging from hinges, hasps, bolts and latches to shelf brackets and lock sets. Door products are marketed under the Stanley(R), Magic-Door(R), Welcome Watch(R), Stanley-Acmetrack(TM), Monarch(TM) and Acme(R) brands and are sold directly to end users and retailers as well as through third party distributors.





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